Exhibit 99.1

For Immediate release

Valcent Announces Closing of Convertible Note Financing.

VANCOUVER, BRITISH COLUMBIA, May 2, 2012 - Valcent Products Inc. (OTC QB: VCTZF) (the “Company”) announced today the closing of a non-brokered private placement for US $500,000 in 12%, unsecured convertible notes (the “Notes”) due April 2014. The Notes and accrued interest are convertible into units at a conversion price of US $0.10.  Each unit consists of one common share and three-quarter of one common share purchase warrant. Each whole warrant is exercisable into one common share at US $0.15.

Stephen K. Fane the Company’s Chief Executive Officer said “This Private Placement represents another important step for the Company. It follows the Company’s recent announcement that it has closed the financing for is first North American VertiCrop™ installation. The net proceeds from this private placement will be used for general working capital purposes.”

About Valcent Products Inc. (“Valcent”) is a publicly traded company (OTCQB: VCTZF) located in Vancouver, Canada, and is recognized as the world leader in the development, manufacturing, operation and integration of commercial VertiCrop™ technology for global markets. Valcent is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environment.

For more information visit: www.VertiCrop.com

Media Contact                                                                     Corporate Contact
Jennifer Maloney                                                               John N. Hamilton
Email: Jennifer@sippublicity.com                                 Email: jhamilton@valcent.net
Phone: 604-727-4506                                                       Phone: 604-837-2697

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statements.